MARAVAI LIFESCIENCES HOLDINGS, INC.

July 12, 2022

Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:    Vanessa Robertson
        Christine Torney

Re:    MARAVAI LIFESCIENCES HOLDINGS, INC.
    Form 10-K
    For the Year Ended December 31, 2021
    File No. 001-39725

Ladies and Gentlemen:

On behalf of Maravai LifeSciences Holdings, Inc. (the “Company”), we are writing to respond to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its letter dated June 29, 2022 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”). The Company’s responses below correspond to the caption and number of the comment (which is reproduced below in italics).

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations
Revenue, page 68

1.    Please tell us your consideration of disclosing CleanCap revenues separately. You stated in your Form 8-K earnings release filed on May 5, 2022 as well as on the earnings call for the first quarter 2022 that CleanCap revenues from your major COVID-19 vaccine customers were approximately $172.9 million in the first quarter of 2022 compared to $91 million in Q1 2021. Refer to Item 303(a)(3)(i) of Regulation S-K.

Response: The Company advises the Staff that incremental sales of its proprietary CleanCap® product related to COVID-19 vaccine production were a significant contributor to the year-over-year increase in its revenues for the first quarter 2022, and therefore, the Company believed that disclosure of COVID-19 related CleanCap revenues in the current and prior year periods in its first quarter 2022 earnings release was useful to help investors understand the magnitude of COVID-19 vaccine production demand on its results of operations for the quarter, as well as the potential impact on future results of operations to the

Securities and Exchange Commission
July 12, 2022

extent that the supply and manufacture of COVID-19 vaccines by its customers slows or no longer becomes necessary.

We respectfully acknowledge the Staff’s comment in reference to Item 303 of Regulation S-K and will ensure that our future Form 10-K and Form 10-Q filings include separate disclosure of our estimated COVID-19 related CleanCap revenues to the extent we believe such revenues would be material to an understanding of our results of operations and/or the potential impact to our future results of operations to the extent all or a portion of such revenues were to decline on account of a decrease in the supply and manufacture of COVID-19 vaccines more generally.

It is important to note that CleanCap products can be used interchangeably by the Company’s customers for various end uses unrelated to COVID-19 vaccines, and the Company does not have the ability to track the precise extent to which such products are ultimately utilized by its customers for COVID-19 vaccine production. Nevertheless, to the best of our knowledge, which is based on information known at the time of a customer’s entry into a firm purchase order and ongoing discussions, for the year ended December 31, 2021, the Company estimates that approximately $557.4 million, or 93%, of its total $599.1 million CleanCap revenues was as a result of customer demand attributable to COVID-19 vaccines or other COVID-19 related commercial products or developmental programs.

Notes to Consolidated Financial Statements
15. Segments, page 140

2.    Your presentation of Total Adjusted EBITDA on page 141 does not comply with ASC 280-10-50-30(b) as the inclusion of Corporate Adjusted EBITDA in the total does not represent the total of the reportable segments’ measure of profit or loss. As such, Total Adjusted EBITDA would represent a non-GAAP measure which is specifically prohibited in your financial statement footnotes by Item 10(e)(1)(ii)(c) of Regulation S-K. Furthermore, the total of your reportable segments’ measure of profit or loss should be reconciled to consolidated net income/(loss) before income taxes. Accordingly, please revise your presentation of your reportable segments’ measure of profit or loss and the accompanying reconciliation to comply with ASC 280-10-50-30(b). To this end, please reverse the order of the reconciliation such that you start with the total of your segment measure of profit or loss and reconcile to consolidated net income on a pre-tax basis.

Response: We respectfully acknowledge the Staff’s comment regarding our presentation of Total Adjusted EBITDA and the reconciliation of the total of our reportable segments’ measure of profit or loss to consolidated income/(loss) before income taxes. As requested and as reflected below, the Company intends to remove the presentation of Total Adjusted EBITDA and revise its presentation of the reconciliation of our reportable segments’ measure of profit or loss in the segments footnote to our consolidated financial statements and will provide this revised footnote presentation in our future Form 10-K and Form 10-Q filings, along with this additional disclosure: “We have revised our presentation for the prior periods below to remove the presentation of Total Adjusted EBITDA and reconcile the total of our reportable segments’ measure of profit or loss to income (loss) before income taxes in addition to net

Securities and Exchange Commission
July 12, 2022

income, and removed corporate costs, net of eliminations from total reportable segments’ adjusted EBITDA and included such amounts in the reconciliation to income (loss) before income taxes.”

A reconciliation of total reportable segments’ adjusted EBITDA to income (loss) before income taxes, is set forth below for the periods presented (in thousands):

	Year Ended December 31,
	2021	2020	2019
Segment adjusted EBITDA:
Nucleic Acid Production	$565,254	$133,822	$22,229
Biologics Safety Testing	54,440	44,516	36,371
Protein Detection	6,391	9,225	14,603
Total reportable segments’ adjusted EBITDA	626,085	187,563	73,203
Reconciliation of total reportable segments’ adjusted EBITDA to income (loss) before income taxes
Amortization	(18,339)	(20,320)	(20,274)
Depreciation	(6,413)	(5,593)	(3,810)
Interest expense	(30,260)	(30,740)	(29,959)
Corporate costs, net of eliminations	(43,265)	(18,398)	(11,189)
Other adjustments:
Acquisition contingent consideration	—	—	(322)
Acquisition integration costs	(44)	(3,857)	(6,170)
Amortization of purchase accounting inventory step-up	—	—	(1,856)
Acquired in-process research and development costs	—	(2,881)	—
Equity-based compensation	(10,458)	(24,629)	(1,679)
GTCR management fees	—	(680)	(523)
Gain on sale of business	11,249	—	—
Gain on sale and leaseback transaction	—	19,002	—
Merger and acquisition related expenses	(1,508)	(395)	(3,274)
Financing costs	(2,383)	(9,784)	—
Tax receivable agreement liability adjustment	6,101	—	—
Loss on extinguishment of debt	—	(7,592)	—
Income (loss) before income taxes	530,765	81,696	(5,853)
Income tax (expense) benefit	(61,515)	(2,880)	652
Net income (loss)	$469,250	$78,816	$(5,201)

The Company also intends to revise its presentation of the total of its reportable segments’ adjusted EBITDA in the Segment Information included within Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to conform to the changes noted above, and it will provide this revised presentation in its Form 10-K for the fiscal year ending December 31, 2022, as well as in the applicable sections of its future Form 10-Q filings starting with its Form 10-Q for the fiscal quarter ended June 30, 2022.

Securities and Exchange Commission
July 12, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please feel free to contact me.

Sincerely,

MARAVAI LIFESCIENCES HOLDINGS, INC.

By:	/s/ Kevin Herde
Name:	Kevin Herde
Title:	Chief Financial Officer
cc:    Kurt Oreshack
General Counsel